Fax




RECEIVED

2007 JUL 12 A 9: ''

~FFICE CF I.·TERI·~
CORPORATE FI

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	29 December 2006
Pages:	4		

Subject: Liberty International PLC

Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934

File No. 82-34722

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

07025145

SUPPL

Ruth Pavey
Company Secretarial Assistant

PROCESSED

JUL 1 6 2007

THOMSON
FINANCIAL

INTERNATIONAL

December 29, 2006

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No, 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7960 1236.

Yours faithfully,

Ruth Pavey
Company Secretarial Assistant
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
        William H. Gump, Esq.

File No. 82-34722

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* LIBERTY INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a);or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION IN ACCORDANCE WITH (iii)
3.	Name *of person discharging managerial responsibilities I director* SIR ROBERT FINCH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* DIRECTOR NAMED IN 3
5.	Indicate whether the notification is in respect of a holding of *the person* referred to in 3 or 4 above or in respect of a non-beneficial interest[1] BENEFICIAL INTEREST OF SIR ROBERT FINCH	6.	Description *of shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 50P
7.	Name of registered shareholders(s) and, if more than one, the number *of shares* held by each of them RATHBONE NOMINEES LIMITED	8.	State the nature of the transaction PURCHASE OF SHARES
9.	Number *of shares*, debentures or financial instruments relating to *shares* acquired 1,000	10.	Percentage of issued *class* acquired *(treasury shares of that class* should not be taken into account when calculating percentage) 0.0003%
11.	Number *of shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares of that class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction 1,387p	14.	Date and place of transaction 28 DECEMBER 2006
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 15,712 (0.004%)	16.	Date issuer informed of transaction 28 DECEMBER 2006
17.	Any additional information This purchase forms part of Sir Robert's contractual arrangements whereby he is entitled to receive, each quarter, such additional remuneration that will purchase 1,000 Liberty International ordinary shares.	18.	Name of contact and telephone number for queries RUTH PAVEY 020 7960 1236

File No. 82-34722

Name and signature of duly authorised officer of *issuer* responsible for making notification
RUTH PAVEY
Date of notification
29 DECEMBER 2006

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